Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces First Quarter Fiscal 2010

Financial Results

TORONTO, ON, November 10, 2009 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended September 30, 2009.

Selected Highlights

During the first quarter of fiscal 2010 and up to the date of this press release, the Company achieved the following significant milestones:

ELND005 (AZD-103) – Alzheimer’s Disease:

•

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease (ICAD 2009) in Vienna, Austria.

Pipeline Review

ELND005 (AZD-103) for Alzheimer’s Disease

Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months. The study completed enrollment on October 20, 2008. The next steps in the development of ELND005 (AZD-103) will be to complete the current Phase II clinical study and with its partner Elan, set a plan for the late stage development of the product.

TT-223 for Diabetes

Preclinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP-1 analogues or epidermal growth factor analogues. In humans, Transition’s Phase IIa clinical trial data showed that a 4-week therapy with TT-223 in combination with EGF (combination of gastrin analogue and epidermal growth factor analogue) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including haemoglobinA1C, for 6 months post-treatment. Preclinical and clinical data suggests gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes.

On September 11, 2008, Transition and its collaboration partner Lilly dosed the first patient in a Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin and/or thiazolidinediones (TZDs). The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up. Approximately 80 patients with type 2 diabetes were enrolled in the study and will receive a daily treatment of TT-223 in addition to their current regimen of oral glucose lowering agents (metformin and/or thiazolidinediones). The study completed enrollment on February 5, 2009.

On March 23, 2009, Transition and Lilly announced the initiation of a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up. This study is currently enrolling patients.

In the near term, Transition will focus on completion of the Phase II clinical study with TT-223 in type 2 diabetes patients and enrolment of the Phase Ib clinical trial with TT-223 in combination with a GLP-1 analogue in type 2 diabetes patients.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines. The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines. Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood brain barrier.

To address this large unmet medical need, Transition is developing a class of small molecule compounds that cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, traumatic brain injury, multiple sclerosis and others. Transition is also investigating the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Transition’s lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy. Investigational new drug (“IND”) enabling studies are being performed and assuming positive outcomes, the first Phase I study is expected to commence in the first half of calendar 2010. Based on the characteristics of lead drug candidates, Transition will identify an initial disease indication for clinical development of each. However, as these drug candidates enter clinical development, Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Financial Liquidity

The Company’s cash and cash equivalents and short term investments were $40,143,468 at September 30, 2009. Based on a recent cost reduction program and certain revised projections the Company currently believes that it has adequate financial resources for anticipated expenditures until at least mid fiscal 2011.

Financial Review

Revenue

Revenue increased to $304,436 from nil for the three month periods ended September 30, 2009 and September 30, 2008, respectively. During the fourth quarter of fiscal 2009 management determined that the Lilly agreement will be profitable in the future. Accordingly, during the first quarter of fiscal 2010, management has recorded $304,436 of the remaining deferred upfront payment from Lilly as revenue and the balance of the upfront payment of $4,199,456 is expected to be recognized on a systematic basis as costs are incurred until the agreement is completed.

Research and Development

Research and development expenses decreased by $663,893 or 18% to $3,076,069 for the three-month period ended September 30, 2009 from $3,739,962 for the three month period ended September 30, 2008. This decrease was primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-223 clinical trials, reduced research and development costs resulting from the recovery of closure costs from the Transition Therapeutics (USA) Inc. facility located in the United States, and a decrease in salary expenses resulting from fiscal 2009 staff reductions undertaken as part of a corporate restructuring. These decreases are partially offset by increased preclinical costs associated with advancing the TT-301/302 compounds.

General and Administrative

General and administrative expenses decreased by $107,074 or 7% to $1,443,450 for the three-month period ended September 30, 2009 from $1,550,524 for the same period in fiscal 2009. This decrease was primarily due to decreased consulting and legal fees and reduced stock option expenses. These decreases have been partially offset by increases in business development expenses and accounting fees relating to the Company’s ongoing SOX compliancy requirements and fees associated with the transition to IFRS.

Amortization

Amortization expense decreased $139,218 or 17% to $691,671 for the three-month period ended September 30, 2009 from $830,889 for the same period ended September 30, 2008. The decrease in amortization expense is primarily due to the fact that the workforce acquired from Protana was fully amortized during fiscal 2009 as well as the reduced amortization expense resulting from the GHC assets which were written off in the fourth quarter of fiscal 2009. The decrease is partially offset by the amortization expense resulting from the assets acquired from Forbes in August, 2008.

Interest Income, net

Interest income, net, decreased $336,353 or 81% to $77,271 for the three-month period ended September 30, 2009 from $413,624 for the same period ended September 30, 2008. This decrease primarily resulted from decreases in effective interest rates and declining cash balances.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited in Canadian dollars)

	September 30, 2009	June 30, 2009
	$	$
ASSETS
Current
Cash and cash equivalents	16,165,176	14,479,987
Short term investments	23,978,292	31,161,069
Due from Eli Lilly and Company	777,002	517,537
GST and other receivables	463,429	357,550
Investment tax credits receivable	973,557	993,057
Prepaid expenses and deposits	680,169	790,950

Total current assets	43,037,625	48,300,150
Property and equipment, net	734,373	780,546
Intangible assets	23,084,033	23,738,565

	66,856,031	72,819,261

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,344,846	1,752,403
Due to Elan Pharma International Limited	1,647,212	1,872,981
Current portion of deferred revenue	4,199,456	4,503,892

Total current liabilities	7,191,514	8,129,276
Deferred revenue	20,719,750	20,719,750
Leasehold inducement	65,734	68,592

Total liabilities	27,976,998	28,917,618

Shareholders’ equity
Common shares	160,492,327	160,471,098
Contributed surplus	4,645,080	4,640,163
Stock options	5,890,349	5,325,644
Deficit	(132,148,723)	(126,535,262)

Total shareholders’ equity	38,879,033	43,901,643

	66,856,031	72,819,261

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited in Canadian dollars)

	Three-month period ended September 30, 2009	Three-month period ended September 30, 2008
	$	$
REVENUES
Licensing fees	304,436	—

	304,436	—

EXPENSES
Research and development	3,076,069	3,739,962
General and administrative	1,443,450	1,550,524
Amortization	691,671	830,889
Foreign exchange loss (gain)	776,756	(685,249)
Loss on disposal of property and equipment	7,222	10,294

	5,995,168	5,446,420

Loss before the following:	(5,690,732)	(5,446,420)
Interest income, net	77,271	413,624

Net loss and comprehensive loss for the period	(5,613,461)	(5,032,796)

Basic and diluted net loss per common share	(0.24)	(0.22)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com